UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 1,000,000,000 Global Notes due April 1, 2016

Filed pursuant to Rule 3 of Regulation BW

Dated:  March 30, 2006

The following information regarding the U.S. Dollar 1,000,000,000 Global Notes due April 1, 2016 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the “Pricing Supplement”), attached hereto as Exhibit A, and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 19, 2005) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a)        U.S. Dollar 1,000,000,000 Global Notes due April 1, 2016.

(b)       The interest rate will be 5.00%, payable semiannually on the 1st of each April and October, commencing on October 1, 2006 through and including April 1, 2016.

(c)        Maturing April 1, 2016. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d)       Not applicable.

(e)        Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)        Not applicable.

(g)       No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h)       See Prospectus, pages 6-10.

(i)         Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

As of March 29, 2006, the Bank entered into a Terms Agreement with Goldman Sachs International, Morgan Stanley & Co. International Limited, ABN AMRO Bank n.v., Citigroup Global Markets Limited, Deutsche Bank AG (London Branch), Nomura International

plc and UBS Limited as Managers (the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 1,000,000,000 at 99.852% of par less commissions of 0.15%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about April 3, 2006.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.852%	0.15%	99.702%
Total: USD 998,520,000	USD 1,500,000	USD 997,020,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.        Pricing Supplement dated March 29, 2006.

B.         Terms Agreement dated March 29, 2006.

Exhibit A

Execution Copy

PRICING SUPPLEMENT

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
Global Debt Issuance Facility

No. 1529

U.S.$1,000,000,000 5.0% Notes due April 1, 2016

Goldman Sachs International

Morgan Stanley & Co. International Limited

ABN AMRO Bank N.V.

Citigroup Global Markets Limited

Deutsche Bank AG, London Branch

Nomura International plc

UBS Investment Bank

The date of this Pricing Supplement is March 29, 2006

This document (“Pricing Supplement”) is issued to give details of an issue by the International Bank for Reconstruction and Development (the “Bank”) under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms that relate to the issue that is the subject of this Pricing Supplement. These are the only terms that form part of the form of Notes for such issue.

1.	No.:	1529

2.	Aggregate Principal Amount:	U.S.$1,000,000,000

3.	Issue Price:	99.852 percent

4.	Issue Date:	April 3, 2006

5.	Form of Notes (Condition 1(a)):	Fed Bookentry only (Not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) Notwithstanding)

6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof

7.	Specified Currency (Condition 1(d)):	United States dollars (U.S.$)

8.	Maturity Date (Conditions 1(a) and 6(a)):	April 1, 2016

9.	Interest Basis (Condition 5):	Fixed Interest Rate

10.	Fixed Interest Rate (Condition 5(I)):

	(a)Interest Rate:	5.0 percent per annum

	(b)Fixed Rate Interest Payment Date(s):	April 1 and October 1 of each year, commencing on October 1, 2006 and ending on the Maturity Date

	(c) Initial Broken Amount:	U.S.$24.72 per Authorized Denomination

	(d) Fixed Rate Day Count Fraction:	30/360

11.	Relevant Financial Center:	New York

12.	Relevant Business Day:	New York

13.	Issuer’s Optional Redemption (Condition 6(e)):	No

14.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

15.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	100 percent of the Principal Amount, plus accrued interest

16.	Governing Law:	New York

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	Luxembourg Stock Exchange

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	U.S. Federal Reserve Banks Bookentry System; Euroclear N.V./S.A. as operator of the Euroclear System and Clearstream, S.A., Luxembourg.

3.	Syndicated:	Yes

4.	If Syndicated:

	(a) Liability:	Several and not joint

	(b) Lead Managers:	Goldman Sachs International and Morgan Stanley & Co. International Limited

	(c) Stabilizing Manager:	Morgan Stanley & Co. International Limited

5.	Commissions and Concessions:	0.15% of the Aggregate Principal Amount.

6.	Codes:

	(a) Common Code:	024947904

	(b) ISIN:	US4590568Y65

	(c) CUSIP:	4590568Y6

7.	Identity of Dealer(s)/Manager(s):	Goldman Sachs International Morgan Stanley & Co. International Limited
ABN AMRO Bank N.V. Citigroup Global Markets Limited Deutsche Bank AG, London Branch Nomura International plc UBS Limited

8.	Provisions for Registered Notes:

	(a) Individual Definitive Registered Notes available on Issue Date:	No

	(b) DTC Global Note:	No

	(c) Other Global Registered Notes:	No

9.	Other Address at which Bank Information Available:	None

GENERAL INFORMATION

The Bank’s most recent Information Statement was issued on September 19, 2005.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Internal Revenue Service Circular 230 Notice:  To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following summary supplements, and to the extent inconsistent therewith, supersedes the summary entitled “Tax Matters” in the Prospectus.

Capital gain of a noncorporate United States Holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the Holder has a holding period greater than one year.

The following additional selling restrictions shall apply to this issue:

United Kingdom:

Each Dealer has agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:
Authorized Officer

INTERNATIONAL BANK FOR
RECONSTRUCTION AND DEVELOPMENT
1818 H Street, NW
Washington, DC 20433

FISCAL AGENT
Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

U.S. LEGAL ADVISORS TO THE DEALERS
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, NW
Washington, DC 20006

Exhibit B Execution Copy

TERMS AGREEMENT NO. 1529 UNDER
THE FACILITY

March 29, 2006

International Bank for Reconstruction
                                                and Development
1818 H Street, N.W.
Washington, D.C. 20433

The undersigned agree to purchase from you (the “Bank”) the Bank’s U.S.$1,000,000,000 5.0% Global Notes due April 1, 2016 (the “Notes”) described in the Pricing Supplement, dated as of the date hereof, in the form of Annex I hereto (the “Pricing Supplement”) at 11:00 a.m. New York time on April 3, 2006 (the “Settlement Date”) at an aggregate purchase price of U.S.$997,020,000 (which is 99.702% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and Deloitte & Touche Tohmatsu (International Firm) addressed to the Dealer(s) and giving the Dealer(s) full benefit of the existing validity opinion or accountants’ letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants’ letter.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms

Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.                                                                                       The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.852 percent less a management and underwriting fee and selling concession of 0.15 percent of the principal amount).

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Goldman Sachs International	U.S.$450,000,000
Morgan Stanley & Co. International Limited	U.S.$450,000,000
ABN AMRO Bank N.V.	U.S.$20,000,000
Citigroup Global Markets Limited	U.S.$20,000,000
Deutsche Bank AG, London Branch	U.S.$20,000,000
Nomura International plc	U.S.$20,000,000
UBS Limited	U.S.$20,000,000

2.                                                                                       Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/MORGAN STANLEY; and payment of the purchase price specified above in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York:  ABA No. 021-081-367 (IBRDSC).

3.                                                                                       In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Morgan Stanley & Co. International Limited as Stabilizing Manager with respect to this issue of Notes.

4.                                                                                       The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

5.                                                                                       In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6.                                                                                       Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

Goldman Sachs International
Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

Attention:                                         Syndicate Desk

Telephone:                                    +44 20 7774 1000

Facsimile:                                            +44 20 7774 2330

Morgan Stanley & Co. International Limited

25 Cabot Square

Canary Wharf

London E14 4QW

United Kingdom

Attention:                                         Global Capital Markets – Head of Transaction Management Group

Telephone:                                    +44 20 7677 7798

Facsimile:                                            +44 20 7677 7999

7.                                                                                       If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

GOLDMAN SACHS INTERNATIONAL MORGAN STANLEY & CO. INTERNATIONAL LIMITED ABN AMRO BANK N.V. CITIGROUP GLOBAL MARKETS LIMITED DEUTSCHE BANK AG, LONDON BRANCH NOMURA INTERNATIONAL PLC UBS Limited
(the “Managers”)

By:	GOLDMAN SACHS INTERNATIONAL MORGAN STANLEY & CO. INTERNATIONAL LIMITED
(the “Lead Managers”)

	By:	MORGAN STANLEY & CO. INTERNATIONAL LIMITED
By:
Name: Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:
Name:
Title: Authorized Officer